SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING
                    COMMISSION FILE NUMBER: 0-08125

                             (Check One):


|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended: 12/30/97

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________
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Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________
PART I -- REGISTRANT INFORMATION
______________________________________________________________________
Full Name of Registrant
                        Detection Systems, Inc.
______________________________________________________________________
Former Name if Applicable
______________________________________________________________________
Address of Principal Executive Office (Street and Number)

                         130 Perinton Parkway
 _____________________________________________________________________
                        City, State and Zip Code

                       Fairport, New York  14450
 _____________________________________________________________________
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|  | (a) The reasons  described in reasonable detail in Part III of
     |     this form could not be eliminated without unreasonable
     |     effort or expense;
     |
|X|  | (b) The subject annual report, semi-annual report, transition
     |     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
     |     portion thereof, will be filed on or before the fifteenth
     |     calendar day following the prescribed due date; or the
     |     subject quarterly report or transition report on Form 10-Q,
     |     or portion thereof, will be filed on or before the fifth
     |     calendar day following the prescribed due date; and
     |
|_|  | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The registrant was unable to file its report on Form 10-Q due on February 17, 1998 because certain information necessary for the proper presentation of the financial statements required for Item 1 of Form 10-Q was incomplete as of that date.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Frank J. Ryan                 716            223-4060
________________________  ___________  __________________
          (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If the answer is no, identify report(s)     |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
    subject report or portion thereof?            |X| Yes  |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sales for the third fiscal quarter were approximately $32 million compared to $26.4 million for the comparable year ago quarter, an increase of 21%. The Company anticipates it will report lower earnings for the current period compared to the corresponding period of the last fiscal year but cannot estimate the variance at this time due to the current unavailability of certain financial information.

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                        Detection Systems, Inc.
             ____________________________________________
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 17, 1998                  By:  /s/ Karl H. Kostusiak


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------ATTENTION ----------------------------
       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).
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